UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

FIRST MERCHANTS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Indiana	35-1544218
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

200 East Jackson Street

Muncie, Indiana 47305

(765) 747-1500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Depositary Shares, each representing a 1/100th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series A	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

333-261869

Securities to be registered pursuant to Section 12(g) of the Act:

None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

First Merchants Corporation, an Indiana corporation (“First Merchants”), and Level One Bancorp, Inc., a Michigan corporation (“Level One”), have entered into an Agreement and Plan of Merger, dated as of November 4, 2021, pursuant to which Level One will merge with and into First Merchants (the “Merger”).

The securities to be registered hereby are 1,000,000 depositary shares of First Merchants (each, a “Depositary Share” and, together, the “Depositary Shares”), each representing a 1/100th interest in a share of First Merchants’ 7.50% Non-Cumulative Perpetual Preferred Stock, Series A, no par value (the “Series A Preferred Stock”), with a liquidation preference of $2,500 per share (equivalent to $25 per Depositary Share). The Series A Preferred Stock will be issued in connection with the consummation of the Merger.

The description of the Series A Preferred Stock set forth under the caption “Description of New First Merchants Preferred Stock” in the Registration Statement on Form S-4 (File No. 333-261869) of First Merchants filed with the Securities and Exchange Commission on December 23, 2021, as amended by the Pre-Effective Amendment No. 1, filed on January 10, 2022, is incorporated herein by reference. The description of the Depositary Shares are set forth below.

Description of the Depositary Shares

General

Each Depositary Share will represent a 1/100th interest in a share of the Series A Preferred Stock and will be evidenced by a depositary receipt. First Merchants will deposit the underlying shares of the Series A Preferred Stock with the Depositary (as defined below) pursuant to the Deposit Agreement, as amended (the “Deposit Agreement”), among First Merchants, Broadridge Corporate Issuer Solutions, Inc., as depositary (the “Depositary”), and holders from time to time of the depositary receipts described therein. Subject to the terms of the Deposit Agreement, the Depositary Shares will be entitled to all the powers, preferences and special rights of the Series A Preferred Stock in proportion to the fraction of a share of Series A Preferred Stock that the Depositary Shares represent.

Dividends and Other Distributions

Each dividend payable on a Depositary Share will be in an amount equal to 1/100th of the dividend declared and payable on the shares of Series A Preferred Stock.

The Depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series A Preferred Stock to the record holders of Depositary Shares relating to the underlying Series A Preferred Stock in proportion to the number of Depositary Shares held by the holders. If First Merchants make a distribution other than in cash, the Depositary will distribute any securities or property received by it to the record holders of Depositary Shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that (after consultation with First Merchants) it is not feasible to make a distribution, in which case the Depositary may, with First Merchants’ approval, adopt a method of distribution that it deems equitable and practicable, including the sale of the securities or property and distribute the net proceeds from the sale to the holders of the Depositary Shares in proportion to the number of Depositary Shares they hold.

Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for Series A Preferred Stock.

The amounts distributed to holders of Depositary Shares will be reduced by any amounts required to be withheld by the Depositary or First Merchants on account of taxes or other governmental charges. The Depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any Depositary Shares or the shares of Series A Preferred Stock until such taxes or other governmental charges are paid.

Redemption of Depositary Shares

If First Merchants redeems the Series A Preferred Stock represented by the Depositary Shares, in whole or in part, the Depositary Shares will be redeemed with the proceeds received by the Depositary resulting from the redemption of the Series A Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to 1/100th of the redemption price per share payable with respect to the Series A Preferred Stock (or $25 per Depositary Share), plus 1/100th of any declared and unpaid dividends, without accumulation of any undeclared dividends on the shares of the Series A Preferred Stock.

If First Merchants redeems shares of the Series A Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing those shares of the Series A Preferred Stock so redeemed. If fewer than all of the outstanding Depositary Shares are redeemed, the Depositary will select the shares to be redeemed pro rata or by lot, or by any other equitable method, in each case as First Merchants may determine. The Depositary will provide notice of redemption to record holders of the depositary receipts not less than 30 days and not more than 60 days prior to the date fixed for redemption of the Series A Preferred Stock and the Depositary Shares.

Voting the Preferred Stock

Because each Depositary Share represents a 1/100th interest in a share of the Series A Preferred Stock, holders of depositary receipts are entitled to 1/100th of a vote per Depositary Share under those limited circumstances in which holders of the Series A Preferred Stock are entitled to a vote.

When the Depositary receives notice of any meeting at which the holders of the Series A Preferred Stock are entitled to vote, the Depositary will provide the information contained in the notice to the record holders of the Depositary Shares. Each record holder of the Depositary Shares on the record date, which will be the same date as the record date for the Series A Preferred Stock, may instruct the Depositary to vote the amount of the Series A Preferred Stock represented by the holder’s Depositary Shares. Insofar as practicable, the Depositary will vote the amount of the Series A Preferred Stock represented by Depositary Shares in accordance with the instructions it receives. First Merchants will agree to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed. If the Depositary does not receive specific instructions from the holders of any Depositary Shares representing proportional interests in the Series A Preferred Stock, it will not vote the amount of the Series A Preferred Stock represented by such Depositary Shares.

The foregoing description of the terms of the Deposit Agreement and the Depositary Shares are qualified in their entirety by reference to the full text of the Deposit Agreement, which is included as Exhibit 4.1 to this Registration Statement on Form 8-A and is incorporated by reference herein.

Item 2. Exhibits.

Number	Description

3.1	First Merchants Corporation Articles of Incorporation, as amended, are incorporated by reference to Exhibit 3.1 of Registrant’s Form 8-K filed March 24, 2022 (SEC File No. 000-17071)

3.2	Bylaws of First Merchants Corporation dated August 11, 2016 are incorporated by reference to Exhibit 3.2 of Registrant’s Annual Report on Form 10-K filed March 1, 2017 (SEC File No. 000-17071)

4.1	Deposit Agreement by and among First Merchants Corporation, Broadridge Corporate Issuer Solutions, Inc., as depositary, and holders from time to time of the depositary receipts described therein, as amended on March 30, 2022

4.2	Form of Depositary Receipt (included as part of Exhibit 4.1)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 30, 2022	FIRST MERCHANTS CORPORATION

	By:	/s/ Michele M. Kawiecki
Michele M. Kawiecki
Executive Vice President and
Chief Financial Officer